UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Director

On June 28, 2018, Wolfgang Berthold, Ph.D., resigned from the Board of Directors (the “Board”) of Merus N.V. (the “Company”). Dr. Berthold’s decision to resign from the Board is not the result of any disagreement with the Company’s operations, policies or practices. Dr. Berthold has entered into a consulting agreement with the Company pursuant to which he agreed to continue to provide services to the Company as a consultant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: July 2, 2018	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer